Stamps.com Inc.
1990 E. Grand Avenue
El Segundo, CA  90245

January 29, 2020

VIA EDGAR CORRESPONDENCE

Ms. Theresa Brillant & Mr. Doug Jones
U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Trade & Services
Washington, DC 20549

Re:	Stamps.com Inc. Form 10-K for Fiscal Year Ended December 31, 2018 Filed March 1, 2019 File No. 000-26427

Dear Ms. Brillant & Mr. Jones:

On behalf of Stamps.com Inc. (the “Company” or “we”), we provide this response to the Staff’s comment letter, dated December 30, 2019 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on March 1, 2019.

We first thank you for granting us an extension to file our response due to the holidays.

For the Staff’s convenience, we have repeated the comment in full in advance of the response below.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements

Revenue Recognition, page F-13

COMMENT

You disclose customers pay a monthly fee based on a subscription plan, which may be waived or refunded for certain customers. We also note from your website that customers are offered free postage and coupons for reduced postage. Please tell us and disclose pursuant to ASC 606-10-50-20 how you account for the noted items. Also, explain to us your consideration of ASC 606-10-32 in your accounting.

RESPONSE

As background, and as previously noted in our response to the Staff submitted on January 15, 2019, the Company provides access to our software platforms that allow customers to purchase and print postage and shipping labels. Customers typically agree to monthly recurring subscription contracts to access our platforms. For payments from customers for access to our platforms, we recognize revenue over time, which is typically monthly, as the customer simultaneously receives and consumes the benefits provided by our platforms in accordance with their contract throughout the month.

As the Staff notes, we disclose that we may waive or refund subscription fees for certain customers.

Waivers consist of credits that are applied by the Company against amounts owed by the customer, and refunds consist of cash amounts the Company pays to the customer. As part of the terms and conditions of the contract with the customer for subscription fees, should the customer cancel the subscription prior to the end of the month-to-month contract, the Company may, in its sole discretion, maintain the availability of the service for the full month or permit a customer to pay a pro-rated or partial subscription fee.  The Company may also waive or refund subscription fees for other reasons, such as customer service, in its sole discretion. Thus, any waivers or refunds with respect to subscription plans are processed solely at the discretion of the Company.

The Company applies the Consideration Payable to a Customer guidance as described in paragraph ASC 606-10-32-25 to account for waivers and refunds. Given that subscription fee waivers and refunds are not in exchange for a good or service that the customer transfers to the Company, consideration payable in the form of waivers or refunds is accounted for as a reduction of the transaction price and, therefore revenue. The Company applies paragraph ASC 606-10-32-27 to determine the timing of recognition of the reduction in transaction price resulting from waivers and refunds. The Company recognizes a reduction of revenue in the period for which a waiver is granted which is the same period in which the associated subscription revenue is recognized.  The Company recognizes a reduction of revenue when a refund is processed, which is in the same period in which the associated subscription revenue is recognized or a later period.

There are no significant judgements or estimates made by the Company to account for waivers and refunds issued related to monthly subscription plans.

Waivers and refunds issued related to monthly subscription plans were approximately 0.42% and 0.50%, respectively, of total consolidated revenues in the year ended December 31, 2018. Waivers and refunds issued related to monthly subscription plans were approximately 0.48% and 0.58%, respectively, of total consolidated revenues in the nine months ended September 30, 2019, and we expect waivers and refunds issued will be approximately the same respective percentages of total consolidated revenues during the year ended December 31, 2019.

Where applicable, the Company intends to add disclosure along the following lines in future periodic reports regarding waivers and refunds, which we believe satisfies ASC 606-10-50-20 (a):

The Company recognizes a reduction of revenue in the period for which a waiver is granted or when a refund is processed, which is typically the same period in which the associated subscription revenue is recognized or, in the case of refunds, could be a later period. Waivers and refunds were not material to the consolidated financial statements in the periods reported.

As the Staff notes from our website, customers may be offered free postage as part of registering for services. Customers are only able to benefit from free postage in conjunction with their related monthly subscription service. The value of free postage provided to customers was approximately $1.0 million, or 0.17% of total consolidated revenues, during the year ended December 31, 2018. The value of free postage provided to customers was approximately $470,000, or 0.11% of total consolidated revenues, during the nine months ended September 30, 2019, and we expect the value of free postage provided to customers will be approximately the same percentage of total consolidated revenues during the year ended December 31, 2019.  Free postage is included in the transaction price of the monthly subscription fee charged to the customer which is recognized monthly in accordance with their contract.

We thank the Staff for its comments and review of our responses. Please direct any questions or comments regarding the foregoing to Amy Crowe, Senior Manager, Accounting at (310) 482-5871.

Very truly yours,

/s/ Jeff Carberry
Jeff Carberry Chief Financial Officer